Gossamer Bio, Inc.
3013 Science Park Road
San Diego, CA 92121

August 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Gossamer Bio, Inc.
Registration Statement on Form S-3
        File No. 333-274056

To the addressees set forth above:

    Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Gossamer Bio, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on August 28, 2023, or as soon as practicable thereafter.

    If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

                        Very truly yours,

                        GOSSAMER BIO, INC.

                        By:     /s/ Jeff Boerneke
                            Jeff Boerneke
    General Counsel

cc:    Matthew T. Bush, Latham & Watkins LLP